Mail Stop 0308

      June 9, 2005


Tom Lynch, President
Siouxland Ethanol, LLC
110 East Elk Street
Jackson, Nebraska  68743

      Re:	Siouxland Ethanol, LLC
      Amendment No. 1 to Registration Statement on Form SB-2
      File No. 333-123473
      Filed on May 20, 2005

Dear Mr. Lynch:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be aware that the page numbers to which we refer correspond to the pages in your amendment`s marked courtesy copy provided by counsel.

General
1. Please note that we are still considering your response to comment
1 in our letter dated April 20, 2005.
2. We note your response to comment 2 in our letter dated April
20,
2005. Please provide us with, or direct us to, the feasibility study to which you refer in the last paragraph on page 36 and in the second paragraph on page 45. Also, please provide us with the source of the historical grain pricing information to which you refer in the first paragraph on page 37.



Prospectus Summary, page 1
3. We reissue comment 11 in our letter dated April 20, 2005. Your Prospectus Summary section is too long and repeats much of the information fully discussed in other sections of your document. For example, please reduce the amount of detail in each of your subsections. As another example, please delete your bullet points in your Subscription Procedures and your Important Notices to Investors subsections.

The Offering, page 1
4. We note your response to comment 9 in our letter dated April
20,
2005. In this section, if true, please disclose that the offering will terminate if you fail to obtain a debt financing commitment one year after this registration statement becomes effective.

Capitalization, page 22
5. Please tell us how your pro forma presentation of long-term debt is directly attributable to the transaction, is factually supportable, and has a continuing impact, given that you have no commitment for financing. Alternatively, please revise the table by deleting the debt.

Management`s Discussion and Analysis and Plan of Operation, page
24

Project capitalization, page 24
6. We note your response to comment 18 in our letter dated April
20,
2005. You added the first full risk factor on page 9 of your document stating that once your funds are released from escrow, you may spend these funds on "plant construction or for other project-related expenses." However, in this subsection, you state that you do not expect to begin substantial plant construction activity before satisfying the loan commitment conditions or closing the loan transaction. Therefore, in this subsection, please disclose the circumstances under which you would begin spending your proceeds without fulfilling all of your loan conditions, signing a binding loan agreement, or receiving the loan proceeds.

Regional ethanol markets, page 38
7. We note your response to comment 48 in our letter dated April
20,
2005. Please discuss the costs associated with using the Williams Pipeline Terminal and whether you would sell your ethanol to a broker at the terminal or use the terminal to deliver the ethanol to its end-users. In this regard, please explain the reasons for using a group-marketing program or broker.

Business Experience of Directors and Officers, page 57
8. We note your response to comment 55 in our letter dated April
20,
2005. However, the business experience of your officers and directors for the last five years is still unclear. Please disclose how long Tom Lynch has managed Lynch Properties, Inc., Donald "Skip"
Meisner`s business experience from 2000 to March 2001, and Bill Riechers`s business experience from 2000 to December 2001.

The Offering, page 63
9. We note your response to comment 10 in our letter dated April
20,
2005. In this subsection and in the Subscription Period subsection on page 64, you state that you may "abandon the project for any reason." Please disclose possible circumstances under which you may abandon the offering.

Summary of Promotional and Sales Material, page 66
10. We note your response to comment 61 in our letter dated April
20,
2005. You state that you are in the process of "mailing brochures and power point presentations but have not yet completed any sales material intended to promote the sale of units offered in this prospectus." Please tell us in greater detail the type of promotional and sales material you will use.

Statement of Changes in Members` Equity, page F-5
11. Please label the financial information as of March 31, 2005 as "unaudited."

Statement of Cash Flows, page F-6
12. Please revise your presentation to provide the interim cash flow activity for the interim quarter ended March 31, 2005 consistent with your statement of operations on page F-4, or please revise your statement of operations to reflect the interim period from the latest fiscal year end to the interim balance sheet date. See Item 310(b)
of Regulation S-B.

Notes to Financial Statements, page F-7

Note 3, Members` Equity, page F-9
13. We note your response to comment 68 in our letter dated April
20,
2005 relating to the disclosure of any unusual rights and
privileges
of the units issued and outstanding. In addition, please disclose the significant transfer restrictions on units prior to the plant becoming operational as noted on page 3. See paragraph 17-18 of SFAS129.
*		*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Milwood Hobbs, Staff Accountant, at (202)
551-
3241, or Donna DiSilvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at551-3343-5505, David Mittelman, Legal Branch Chief, at (202) 551-
3214, or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Valerie D. Bandstra, Esq.
	Brown, Winick, Graves, Gross, Baskerville & Schoenebaum,
P.L.C.
	Via Fax: (515) 283-0231




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Tom Lynch
Siouxland Ethanol, LLC
June 9, 2005
Page 1